Exhibit 12.1

STATEMENT REGARDING COMPUTATION

of

RATIO OF FIXED EARNINGS TO FIXED CHARGES

Fiscal Years Ended December 31, 2004 -2007

The Company had no fixed charges during these periods.

Calculation — N/A

Fiscal Year Ended December 31, 2008

($9,359,221) — Loss from continuing operations before income taxes

2,482,192 — Interest expense incurred during 2008

($6,877,029) — Loss from continuing operations before income taxes and interest expense

(6,877,029) divided by 2,482,192 = (2.77)